Dimensional
November 3, 2011

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Linda Stirling

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Stirling:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 133/134 to the Registration Statement of the Registrant (the “Amendment”) relating to the Selectively Hedged Global Equity Portfolio, filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 28, 2011, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended.

Each SEC Staff comment is summarized below, followed by the Registrant’s responses to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.           Comment.  Please add disclosure to the footnote to the “Annual Fund Operating Expenses” table relating to the Fee Waiver and Expense Assumption Agreement that states that there is a three year time limit on the Advisor’s ability to seek reimbursement for fees previously waived and expenses previously assumed.

Response.  The requested disclosure has been added.

2.           Comment.  The 80% policy for the Portfolio states that the policy is a non-fundamental policy.  The use of the term “non-fundamental” might be confusing to investors and should be replaced.

Response.  The Registrant does not believe that deleting the term “non-fundamental” is necessary.  The Registrant believes that the potential investors in the Portfolio are sophisticated investors who will not be confused or misled by the term “non-fundamental.”  The use of the term “non-fundamental” has consistently been used in the 80% policies of the existing portfolios of the Registrant from the time Rule 35d-1 under the 1940 Act was adopted.

U.S. Securities and Exchange Commission
November 3, 2011

3.           Comment.  Please add disclosure to the “Principal Investment Strategies” section of the Prospectus that explains how allocation decisions are made with respect to allocating assets among the Underlying Funds.

Response.  The requested disclosure has been added.

4.           Comment.  The use of the term “global” in the Portfolio’s name suggests significant non-U.S. investments.  Please add disclosure that states that under normal circumstances the Portfolio will invest at least 40% of its assets in investments that provide exposure to foreign markets.

Response.  In the Adopting Release for Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001), the Release states the term “global” connotes diversification among investments in a number of different countries throughout the world and that the SEC expects that investment companies using this term in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.  The Portfolio, through its investments in the Underlying Funds, will have exposure to investments economically tied to approximately forty different countries, including the United States.  The Registrant believes that the Portfolio’s diversification of investments across numerous different countries through its investments in the Underlying Funds meets the standards set forth in the Release with respect to the use of the term “global” in a fund’s name, which does not include a specific asset test for non-U.S. investments.

5.           Comment.  If the Portfolio will be utilizing a summary prospectus, the disclosure in the “Principal Investment Strategies” section should not contain a cross-reference to another part of the Prospectus for more information about the Underlying Funds.

Response.  The Portfolio will not be utilizing a summary prospectus at this time.

6.           Comment.  Please include the disclosure that the Portfolio will be subject to the duplication of fees in the “Fund of Funds Risk.”

Response.  The Registrant does not believe that this disclosure is necessary at this time because the Fee Waiver and Expense Agreement for the Portfolio includes a waiver of the Portfolio’s management fee to offset the proportional share of the management fees paid by the Portfolio through its investment in the Underlying Funds.

7.           Comment.  In the “Purchase and Redemption of Fund Shares” section of the summary, please include the investment minimum for the Portfolio.

Response.  The Portfolio does not have a minimum investment amount.

8.           Comment.  The investment limitation concerning commodities discusses limitations regarding physical commodities.  The investment limitation should be revised to disclose more broadly the Portfolio’s restrictions with respect to investment in commodities generally.

U.S. Securities and Exchange Commission
November 3, 2011

Response.  The Registrant believes that its current investment limitation which discusses restrictions on investments in physical commodities, currencies and futures and options thereon meets the requirements of Section 8 of the 1940 Act to recite the Portfolio’s policy with respect to investment in commodities. The Registrant believes that its limitation discusses the investments generally defined as actual commodities and notes that this limitation is similar to the limitation on investment in commodities utilized by other mutual funds in the industry. In addition, the Portfolio’s investment limitation is identical to the investment limitation presented in a proxy statement and approved by shareholders for 89 series in the Dimensional Funds Complex at shareholder meetings held in June 2009. The commodities limitation was one of several investment limitations contained in a complex wide proxy statement, which was reviewed by the Staff of the SEC. The investment limitations presented in the proxy statement were submitted for approval by shareholders in order to provide standardized investment limitations across all series of the complex and, therefore, the Registrant adopted the current language of the standardized investment limitation for commodities for the Portfolio, which the Registrant believes is appropriate.

* * * * * *

In connection with the Registrant’s response to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Carolyn L. O
Carolyn L. O, Esq.
Vice President
DFA Investment Dimensions Group Inc.